

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 26, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of Pacific Global Senior Loan ETF of PACIFIC GLOBAL ETF TRUST, under the Exchange Act of 1934.

Sincerely,